Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 14, 2024

Re:	YXT.COM Group Holding Limited (CIK: 0001872090)

Amendment No. 9 to Draft Registration Statement on Form F-1 Submitted May 28, 2024

Confidential

Brittany Ebbertt

Chris Dietz

Lauren Pierce

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company” or “YXT”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 10, 2024 on the Company’s Amendment No. 9 to Draft Registration Statement on Form F-1 confidentially submitted on May 28, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

June 14, 2024

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Amendment No. 9 to Draft Registration Statement on Form F-1

Prospectus Summary

Recent Development, page 15

1.

We note your disclosure that you lost control of CEIBS PG and as a result it will be deconsolidated from your consolidated financial statements from January 15, 2024. Given the significant impact this will have on your financial statements, please revise to provide full pro forma financial statements as if control was lost as of the earliest period presented. Refer to Article 11 of Regulation S-X.

The Company respectfully requests not to provide full pro forma financial statements as if control was lost as of the earliest period presented, as such pro forma data are not required under Regulation S-X 11-01(a)(4).

Significance Test

Under Regulation S-X 11-01(a)(4), pro forma financial information must be filed when the disposition of a significant portion of a business either by sale, abandonment or distribution to shareholders by means of a spin-off, split-up or split-off has occurred or is probable and such disposition is not fully reflected in the financial statements of the registrant included in the filing. A business disposition will be considered significant if the business disposition meets the definition of a significant subsidiary in Regulation S-X 1-02(w)(1), substituting 20 percent for 10 percent each place it appears therein. The determination must be made by using the registrant’s most recent annual consolidated financial statements required to be filed at or prior to the date of disposition.

Presented below are the relevant metrics used for the various significance tests under Regulation S-X 1-02(w)(1) as of and for the year ended December 31, 2023.

Tests		Test results as of and for the year ended December 31, 2023
Investment Test [1]		-4.1%
Asset Test [2]		3.7%
Income Test	Loss Before Tax Test [3]	12.4%
	Revenue Test [4]	14.1%

Notes:

1.

Calculated by comparing (i) the carrying value of CEIBS PG to (ii) the total assets of YXT. As of December 31, 2023, the carrying value of net liabilities of CEIBS PG was RMB38.3 million, and the total assets of YXT was RMB924.8 million.

2.

Calculated by comparing (i) YXT’s and its other subsidiaries’ proportionate share of CEIBS PG’s consolidated total assets (after intercompany eliminations) to (ii) the consolidated total assets of YXT and its subsidiaries. As of December 31, 2023, YXT’s and its other subsidiaries’ proportionate share of CEIBS PG’s consolidated total assets (after intercompany eliminations) was RMB34.5 million, and the consolidated total assets of YXT and its subsidiaries was RMB924.8 million.

June 14, 2024

3.

Calculated by comparing (i) the absolute value of YXT’s and its other subsidiaries’ equity in CEIBS PG’s consolidated loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests to (ii) the consolidated absolute value of such loss of YXT and its subsidiaries. For the year ended December 31, 2023, the absolute value of YXT’s and its other subsidiaries’ equity in CEIBS PG’s consolidated loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests was RMB29.7 million, and the consolidated absolute value of such loss of YXT and its subsidiaries was RMB239.7 million.

4.

Calculated by comparing (i) YXT’s and its other subsidiaries’ proportionate share of CEIBS PG’s consolidated total revenue from continuing operations (after intercompany eliminations) to (ii) such consolidated total revenue of YXT and its subsidiaries. For the year ended December 31, 2023, YXT’s and its other subsidiaries’ proportionate share of CEIBS PG’s consolidated total revenue from continuing operations (after intercompany eliminations) was RMB59.6 million, and such consolidated total revenue of YXT and its subsidiaries was RMB424.0 million.

The Company’s Request

As set above, the Company assessed the significance of the deconsolidation of CEIBS PG to be below 20% under Regulation S-X 1-02(w)(1). As a result, pro forma financial data for CEIBS PG are not required under Regulation S-X 11-01(a)(4). Furthermore, preparing comprehensive pro forma financial statements for all periods presented would place an unnecessary burden on the Company, involving considerable time and expense, while offering limited incremental value to investors. In light of the loss of control over CEIBS PG, the Company has disclosed revenue contributions from CEIBS PG in 2022 and 2023, which are intended to assist investors in evaluating the implications of the deconsolidation of CEIBS PG. For the reasons articulated above, the Company respectfully requests not to provide full pro forma financial statements as if control was lost as of the earliest period presented.

Capitalization, page 88

2.	Please revise to reflect both your capitalization and indebtedness for each scenario presented. Refer to guidance in Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Material Cash Requirements, page 121

3.	Revise your disclosure and the table to include your short-term and long-term borrowings and related interest payments.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement.

Critical Accounting Policies and Estimates

Goodwill, page 124

4.

We note that you performed a quantitative goodwill impairment analysis that considered the final decision of the HKIAC arbitration tribunal on January 15, 2024. Please tell us the percentage by which the estimated fair value of your reporting unit exceed the carrying value for this goodwill impairment test. If the reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that would reasonably be expected to negatively affect any key assumptions. If you determined that the fair value substantially exceeded the carrying value of your reporting unit please disclose that fact.

June 14, 2024

The Company respectfully advises the Staff that the fair value of the Company’s reporting unit substantially exceeded the carrying value of net assets of the reporting unit by 4,384%. In response to the comment, the Company has added “substantially” in the disclosure on pages 125 and F-26 of the Registration Statement.

Principal Shareholders, page 177

5.

We note your disclosure that the 16,931,824 issued and outstanding ordinary shares held by Unicentury Holdings Limited, beneficially owned by Mr. Xiaoyan Lu, will be re-designated into Class B ordinary shares, and that this will give him effective control of the company. Please disclose whether Mr. Xiaoyan Lu exchanged any consideration to the company as part of this re-designation.

In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement.

Consolidated Financial Statements

11. Short-Term and Long-Term Borrowings, page F-43

6.

Please revise to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. Refer to ASC 470-10-50-1. Additionally, revise to disclose the terms of repayment for each of your loans that supports the amount classified as short-term borrowings as of December 31, 2023. To the extent any amounts due within the next 12-months are excluded from short-term borrowings, explain why and provide the accounting guidance you relied on to support your presentation. Refer to ASC 470-10-50-4.

In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of the Registration Statement.

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June 14, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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